Exhibit 21.1

Subsidiaries of the registrant

Names	State of Incorporation	Name under which subsidiary does business

Associated Lerner Shops of America, Inc.	New York

Lernco, Inc.	Delaware

Lerner New York GC, LLC	Ohio

Lerner New York Holding, Inc.	Delaware

Lerner New York, Inc	Delaware	Lerner;
Lerner New York;
NY&Co.;
New York & Company

Nevada Receivable Factoring, Inc.	Nevada